Exhibit 99.1

Media Relations Contacts
Lucas van Grinsven - Corporate Communications - +31 6 101 99 532 - Veldhoven, the Netherlands
Niclas Mika - Corporate Communications - +31 6 201 528 63 - Veldhoven, the Netherlands

Investor Relations Contacts
Craig DeYoung - Investor Relations - +1 480 696 2762 - Chandler, Arizona, USA
Marcel Kemp - Investor Relations - +31 40 268 6494 - Veldhoven, the Netherlands

ASML reports record sales for 2015
Proposes to raise dividend by 50% and announces plan for additional EUR 1 billion share repurchases

VELDHOVEN, the Netherlands, January 20, 2016 - ASML Holding N.V. (ASML) today publishes its 2015 fourth-quarter and full-year results.

•	Full-year 2015 sales were a record EUR 6.3 billion with a gross margin of 46.1 percent

•	Q4 net sales of EUR 1.43 billion, gross margin 46.0 percent

•	ASML proposes dividend of EUR 1.05 per share and announces plan for additional share repurchases of EUR 1 billion in 2016-2017

•	ASML guides Q1 2016 net sales at approximately EUR 1.3 billion and a gross margin of around 42 percent

(Figures in millions of euros unless otherwise indicated)	Q3 2015	Q4 2015	FY 2014	FY 2015
Net sales	1,549	1,434	5,856	6,287
...of which service and field option sales	574	553	1,613	2,050

Other income (Co-Investment Program)	21	21	81	83

New systems sold (units)	39	32	116	144
Used systems sold (units)	5	5	20	25
Average Selling Price (ASP) of net system sales	22.2	23.8	31.2	25.1

Net bookings*	904	1,184	4,902	4,639
Systems backlog*	2,880	3,184	2,772	3,184

Gross profit	703	660	2,596	2,896
Gross margin (%)	45.4	46.0	44.3	46.1

Net income	322	292	1,197	1,387
EPS (basic; in euros)	0.75	0.68	2.74	3.22

End-quarter cash and cash equivalents and short-term investments	2,681	3,409	2,754	3,409
*) For the adjusted definition of our net bookings and systems backlog see footnote 4 of our US GAAP Consolidated Financial Statements.
A complete summary of US GAAP Consolidated Statements of Operations is published on www.asml.com

CEO Statement
"Our full-year 2015 net sales marked a new record at EUR 6.3 billion, up from EUR 5.9 billion in 2014, including service and field option sales that rose to a record EUR 2 billion. We expect 2016 first-quarter sales at approximately EUR 1.3 billion. As we indicated three months ago, we expect our logic customers to take shipments of our leading edge immersion tools in the second quarter in preparation of their 10 nanometer node ramp. As a result, we expect second-quarter sales to increase significantly from the first-quarter level," ASML President and Chief Executive Officer Peter Wennink said.

Product and Business Highlights

•
In Deep-Ultraviolet (DUV) lithography, we began ramping shipments of the TWINSCAN NXT:1980, our most advanced immersion system, in the fourth quarter, shipping five systems. The installation of the first systems is complete.

•	In Holistic Lithography, which grew by over 20 percent in revenue in 2015, we saw increased adoption of our latest metrology systems and control software at both logic and memory customers. These applications play a more and more critical role in helping our customers achieve the best possible patterning performance on advanced nodes.

•
Extreme Ultraviolet (EUV) lithography met its 2015 productivity and availability targets. We had already achieved a productivity of more than 1,000 wafers per day early in 2015 on the NXE:3300B system and improved this to more than 1,250 wafers per day in the fourth quarter on the successor system, the NXE:3350B. In addition, the availability of systems in the field improved, with the majority of systems achieving a four-week availability of more than 70 percent in recent months; the best result was more than 80 percent over four weeks. We also shipped two of our latest NXE:3350B EUV systems and started shipping the third in 2015. They will be used in our customers' fabs for preparing the introduction of EUV into volume production. Our goals for 2016 are to continue improving productivity and availability and shipping six to seven EUV systems.

Outlook
For the first-quarter of 2016, ASML expects net sales at approximately EUR 1.3 billion, a gross margin of around 42%, R&D costs of about EUR 275 million, other income of about EUR 23 million -- which consists of contributions from participants of the Customer Co-Investment Program --, SG&A costs of about EUR 90 million and an effective annualized tax rate of around 13%.

Dividend and new Share Buyback Program
In accordance with its financial policy, ASML intends to continue to return excess cash to shareholders on a regular basis through stable or growing dividends and share buyback programs.
Supported by its long term business plan, ASML proposes a dividend per ordinary share which is 50 percent higher compared with last year. Therefore, we will submit a proposal to the 2016 Annual General Meeting of Shareholders (AGM) to declare a dividend in respect of 2015 of EUR 1.05 per ordinary share (for a total amount of approximately EUR 450 million), compared with a dividend of EUR 0.70 per ordinary share paid in respect of 2014.
ASML also announces a new share buyback program, to be executed within the 2016-2017 time frame. As part of this program, ASML intends to purchase shares up to EUR 1.5 billion, which includes an amount of approximately EUR 500 million remaining from the prior program, announced on January 21, 2015. ASML intends to cancel the shares upon repurchase. This buyback program will start on January 21, 2016.
The share buyback program will be executed within the limitations of the existing authority granted by the AGM on April 22, 2015 and of the authority granted by future AGMs. The share buyback program may be suspended, modified or discontinued at any time. All transactions under this program will be published on ASML's website (www.asml.com/investors) on a weekly basis.

About ASML
ASML is one of the world’s leading manufacturers of chip-making equipment. Our vision is to enable affordable microelectronics that improve the quality of life. To achieve this, our mission is to invent and develop advanced technology for high-tech lithography, metrology and software solutions for the semiconductor industry. ASML's guiding principle is continuing Moore's Law towards ever smaller, cheaper, more powerful and energy-efficient semiconductors. This results in increasingly powerful and capable electronics that enable the world to progress within a multitude of fields, including healthcare, technology, communications, energy, mobility, and entertainment. We are a multinational company with over 70 locations in 16 countries, headquartered in Veldhoven, the Netherlands.We employ more than 14,000 people on payroll and flexible contracts (expressed in full time equivalents). ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. More information about ASML, our products and technology, and career opportunities is available on: www.asml.com

Press conference
A press conference hosted by CEO Peter Wennink and CFO Wolfgang Nickl will be held at our office in Veldhoven at 11:00 AM Central European Time / 05:00 AM U.S. Eastern time. An audio webcast of the press conference is available on www.asml.com.

Investor and Media Conference Call
A conference call for investors and media will be hosted by CEO Peter Wennink and CFO Wolfgang Nickl at 15:00 PM Central European Time / 09:00 AM U.S. Eastern time. To register for the call and receive dial-in information, go to www.asml.com/qresultscall. Listen-only access is also available via www.asml.com.

2015 Annual Reports
ASML will publish its 2015 Annual Report on Form 20-F, Statutory Annual Report, Corporate Responsibility Report and Remuneration Report on February 5, 2016. The reports will be published on our website at www.asml.com.

US GAAP and IFRS Financial Reporting
ASML's primary accounting standard for quarterly earnings releases and annual reports is US GAAP, the accounting principles generally accepted in the United States of America. Quarterly US GAAP consolidated statements of operations, consolidated statements of cash flows and consolidated balance sheets, and a reconciliation of net income and equity from US GAAP to IFRS as adopted by the EU (‘IFRS’) are available on www.asml.com

In addition to reporting financial figures in accordance with US GAAP, ASML also reports financial figures in accordance with IFRS for statutory purposes. The most significant differences between US GAAP and IFRS that affect ASML concern the capitalization of certain product development costs, the accounting of share-based payment plans and the accounting of income taxes. ASML’s quarterly IFRS consolidated statement of profit or loss, consolidated statement of cash flows, consolidated statement of financial position and a reconciliation of net income and equity from US GAAP to IFRS are available on www.asml.com

The consolidated balance sheets of ASML Holding N.V. as of December 31, 2015, the related consolidated statements of operations and consolidated statements of cash flows for the quarter and year ended December 31, 2015 as presented in this press release are unaudited.

Regulated Information
This press release constitutes regulated information within the meaning of the Dutch Financial Markets Supervision Act (Wet op het financieel toezicht).

Forward Looking Statements
This document contains statements relating to certain projections and business trends that are forward-looking, including statements with respect to our outlook, including expected customer demand in specified market segments including memory, logic and foundry, expected trends, expected liquidity and capital structure, expected levels of service sales, systems backlog, expected financial results for the first quarter of 2016 and expected sales trends in the second quarter, including expected sales, other income, gross margin, R&D and SG&A expenses and effective tax rate, annual revenue opportunity for ASML and EPS potential by end of decade, productivity of our tools and systems performance, TWINSCAN and EUV system performance (such as endurance tests), expected industry trends, statements with respect to expected system shipments, including the number of EUV systems expected to be shipped and timing of shipments and recognition in revenue and other EUV targets (including availability, productivity and shipments) and roadmaps, shrink being key driver to industry growth, the expected continuation of Moore's law and that EUV will continue to enable Moore’s law and drive long term value, goals for holistic lithography, intention to return excess cash to shareholders, and statements about our proposed dividend, dividend policy and intention to repurchase shares. You can generally identify these statements by the use of words like "may", "will", "could", "should", "project", "believe", "anticipate", "expect", "plan", "estimate", "forecast", "potential", "intend", "continue" and variations of these words or comparable words. These statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and our future financial results and readers should not place undue reliance on them. Forward-looking statements do not guarantee future performance and involve risks and uncertainties. These risks and uncertainties include, without limitation, economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), including the impact of general economic conditions on consumer confidence and demand for our customers' products, competitive products and pricing, the impact of manufacturing efficiencies and capacity constraints, performance of our systems, the continuing success of technology advances and the related pace of new product development and customer acceptance of new products, the number and timing of EUV systems expected to be shipped and recognized in revenue, delays in EUV systems production and development, our ability to enforce patents and protect intellectual property rights, the risk of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, changes in exchange rates, changes in tax rates, available cash and liquidity, our ability to refinance our indebtedness, distributable reserves for dividend payments and share repurchases, and other risks indicated in the risk factors included in ASML's Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.